Exhibit 3.1

PUBLIC STORAGE

ARTICLES SUPPLEMENTARY ESTABLISHING ADDITIONAL

6.375% CUMULATIVE PREFERRED SHARES, SERIES Y

PUBLIC STORAGE, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: In accordance with Section 8-203 of Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended (the “Maryland REIT Law”), and pursuant to the authority expressly vested in the Trust’s board of trustees (the “Board of Trustees”) by the articles of amendment and restatement of the Trust’s declaration of trust (the “Declaration of Trust”), the Board of Trustees previously divided and classified 10,350 of the Trust’s unissued preferred shares of beneficial interest, par value $.01 per share (the “Preferred Shares”), as 6.375% Cumulative Preferred Shares, Series Y (the “Series Y Preferred Shares”), having all of the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth in the “6.375% Cumulative Preferred Shares, Series Y Articles Supplementary” filed by the Trust with the State Department of Assessments and Taxation of Maryland on March 11, 2014 (the “Series Y Articles Supplementary”).

SECOND: In accordance with Section 8-203 of the Maryland REIT Law and pursuant to the authority expressly vested in the Board of Trustees by the Declaration of Trust, on April 9, 2014, the Board of Trustees duly divided and classified an additional 2,000 Preferred Shares as Series Y Preferred Shares, having all of the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth in the Series Y Articles Supplementary, with the result that the Trust shall now have authorized an aggregate of 12,350 Series Y Preferred Shares, all of which shall constitute a single series of Preferred Shares.

THIRD: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

[Signature page follows]

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Senior Vice President and Chief Financial Officer and attested to by its Secretary as of April 9, 2014.

ATTEST:		PUBLIC STORAGE,
a Maryland real estate investment trust

By:	/s/ Steven M. Glick	By:	/s/ John Reyes
Name:	Steven M. Glick	Name:	John Reyes
Title:	Secretary	Title:	Senior Vice President and Chief Financial Officer

THE UNDERSIGNED, the Senior Vice President and Chief Financial Officer of Public Storage, who executed on behalf of the Trust the foregoing Articles Supplementary of which this certificate is made a part, hereby acknowledges in the name and on behalf of the Trust the foregoing Articles Supplementary to be the duly authorized act of said Trust and hereby certifies to the best of his knowledge, information and belief that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/ John Reyes
Name:	John Reyes
Title:	Senior Vice President and Chief Financial Officer